# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: CG Oncology, Inc., CIK 0001991792
CUSIP: 156944100
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 400 Spectrum Center Drive, Suite 2040, Irvine, California (CA), 92618
Date of event which requires filing of this statement: 09/11/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001829169
Persons authorized to receive notices and communications: Patrick G. Enright, Longitude Capital Partners IV, LLC, 2740 Sand Hill Road, 2nd Floor, Menlo Park, California (CA), 94025, (650) 854-5700

## Reporting persons
- Longitude Capital Partners IV, LLC (CIK 0001829169): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,190,463; sole dispositive power 0; shared dispositive power 3,190,463; aggregate amount beneficially owned 3,190,463 (4.1% of the class)
  Comment: All such shares are held of record by LVPIV (as defined in Item 2(a) below). LCPIV (as defined in Item 2(a) below) is the general partner of LVPIV and may be deemed to have voting, investment and dispositive power with respect to these shares. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIV and may each be deemed to share voting, investment and dispositive power with respect to these shares.
  
  Based on 77,762,732 shares of Common Stock (as defined in Item 2(d) below) outstanding, consisting of (i) 76,247,581 shares of Common Stock outstanding as of August 6, 2025, as reported by the Issuer (as defined in Item 1(b) below) in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, filed with the Securities and Exchange Commission (the "Commission") on August 8, 2025 (the "Form 10-Q"), plus (ii) 1,515,151 Shares purchased by Seven Fleet (as defined in Item 5(a) below) on September 11, 2025.
- Longitude Venture Partners IV, L.P. (CIK 0001787456): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,190,463; sole dispositive power 0; shared dispositive power 3,190,463; aggregate amount beneficially owned 3,190,463 (4.1% of the class)
  Comment: All such shares are held of record by LVPIV. LCPIV is the general partner of LVPIV and may be deemed to have voting, investment and dispositive power with respect to these shares. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIV and may each be deemed to share voting, investment and dispositive power with respect to these shares.
  
  Based on 77,762,732 shares of Common Stock outstanding, consisting of (i) 76,247,581 shares of Common Stock outstanding as of August 6, 2025, as reported by the Issuer in the Form 10-Q, plus (ii) 1,515,151 Shares purchased by Seven Fleet on September 11, 2025.
- Longitude Prime Partners, LLC (CIK 0001865779): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,471,805; sole dispositive power 0; shared dispositive power 1,471,805; aggregate amount beneficially owned 1,471,805 (1.9% of the class)
  Comment: All such shares are held of record by LPF (as defined in Item 2(a) below). LPP (as defined in Item 2(a) below) is the general partner of LPF and may be deemed to have voting, investment and dispositive power with respect to these shares. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LPP and may each be deemed to share voting, investment and dispositive power with respect to these shares.
  
  Based on 77,762,732 shares of Common Stock outstanding, consisting of (i) 76,247,581 shares of Common Stock outstanding as of August 6, 2025, as reported by the Issuer in the Form 10-Q, plus (ii) 1,515,151 Shares purchased by Seven Fleet on September 11, 2025.
- Longitude Prime Fund, L.P. (CIK 0001865844): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,471,805; sole dispositive power 0; shared dispositive power 1,471,805; aggregate amount beneficially owned 1,471,805 (1.9% of the class)
  Comment: All such shares are held of record by LPF. LPP is the general partner of LPF and may be deemed to have voting, investment and dispositive power with respect to these shares. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LPP and may each be deemed to share voting, investment and dispositive power with respect to these shares.
  
  Based on 77,762,732 shares of Common Stock outstanding, consisting of (i) 76,247,581 shares of Common Stock outstanding as of August 6, 2025, as reported by the Issuer in the Form 10-Q, plus (ii) 1,515,151 Shares purchased by Seven Fleet on September 11, 2025.
- Patrick G. Enright (CIK 0001253886): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,662,268; sole dispositive power 0; shared dispositive power 4,662,268; aggregate amount beneficially owned 4,662,268 (6% of the class)
  Comment: All such shares are held of record by LVPIV and LPF. LCPIV is the general partner of LVPIV and may be deemed to have voting, investment and dispositive power with respect to the shares held by LVPIV. LPP is the general partner of LPF and may be deemed to have voting, investment and dispositive power with respect to the shares held by LPF. Mr. Enright is a managing member of each of LCPIV and LPP and may be deemed to share voting, investment and dispositive power with respect to these shares.
  
  Based on 77,762,732 shares of Common Stock outstanding, consisting of (i) 76,247,581 shares of Common Stock outstanding as of August 6, 2025, as reported by the Issuer in the Form 10-Q, plus (ii) 1,515,151 Shares purchased by Seven Fleet on September 11, 2025.
- Juliet Tammenoms Bakker (CIK 0001431159): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,662,268; sole dispositive power 0; shared dispositive power 4,662,268; aggregate amount beneficially owned 4,662,268 (6% of the class)
  Comment: All such shares are held of record by LVPIV and LPF. LCPIV is the general partner of LVPIV and may be deemed to have voting, investment and dispositive power with respect to the shares held by LVPIV. LPP is the general partner of LPF and may be deemed to have voting, investment and dispositive power with respect to the shares held by LPF. Ms. Bakker is a managing member of each of LCPIV and LPP and may be deemed to share voting, investment and dispositive power with respect to these shares.
  
  Based on 77,762,732 shares of Common Stock outstanding, consisting of (i) 76,247,581 shares of Common Stock outstanding as of August 6, 2025, as reported by the Issuer in the Form 10-Q, plus (ii) 1,515,151 Shares purchased by Seven Fleet on September 11, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: CG Oncology, Inc.
Address of issuer's principal executive offices: 400 Spectrum Center Drive, Suite 2040, Irvine, California (CA), 92618

## Item 2. Identity and Background
Name of person filing: This joint statement on Schedule 13D is being filed by Longitude Capital Partners IV, LLC ("LCPIV"), Longitude Venture Partners IV, L.P. ("LVPIV"), Longitude Prime Partners, LLC ("LPP") and Longitude Prime Fund, L.P. ("LPF", and together with LCPIV, LVPIV and LPP, the "Reporting Entities") and Patrick G. Enright and Juliet Tammenoms Bakker (together, the "Reporting Individuals"). The Reporting Entities and the Reporting Individuals are collectively referred to as the Reporting Persons. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D. The securities were previously reported on a Schedule 13G filed with the Commission on February 5, 2024 (the "Schedule 13G"). The Schedule 13G was filed pursuant to Rule 13d-1(c) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act is attached to this Schedule 13D as Exhibit 1. Other than those securities reported herein as being held directly by such Reporting Person, each Reporting Person disclaims beneficial ownership of all securities reported in this Schedule 13D except to the extent of such Reporting Person's pecuniary interest therein.
Residence or business address: The address of the principal business office of each Reporting Person is 2740 Sand Hill Road, 2nd Floor, Menlo Park, CA 94025.
Present principal occupation or employment: Each Reporting Entity is a venture capital investment entity. Each Reporting Individual is engaged through venture capital investment entities in acquiring, holding and disposing of interests in various companies for investment purposes. The Reporting Individuals are managing members of LCPIV and LPP. LCPIV is the general partner of LVPIV. LPP is the general partner of LPF
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: LCPIV and LPP are limited liability companies organized under the laws of the State of Delaware. LVPIV and LPF are limited partnerships organized under the laws of the State of Delaware. Each of the Reporting Individuals is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
In September 2022, LVPIV purchased 21,547,685 shares of the Issuer's Series E redeemable convertible preferred stock for a purchase price of $1.0674 per share and an aggregate purchase price of $22,999,998.97.

In May 2023, LVPIV entered into a common stock transfer agreement with various holders of the Issuer's capital stock pursuant to which LVPIV purchased 8,873,500 shares of common stock at a purchase price of $0.80055 per share for an aggregate purchase price of $7,103,680.43 (the "May 2023 Longitude Secondary Transaction"). In connection with the May 2023 Longitude Secondary Transaction, the Issuer entered into a common stock transfer agreement with LVPIV and each seller pursuant to which, among other things, the Issuer waived its right of first refusal to purchase the shares of common stock sold in the May 2023 Longitude Secondary Transaction.

In July 2023, LPF purchased 4,402,320 shares of the Issuer's Series F redeemable convertible preferred stock for a purchase price of $1.2872 per share and an aggregate purchase price of approximately $5.6 million.

In July 2023, LPF entered into a stock transfer agreement with Lepu Holdings Limited pursuant to which LPF purchased 3,512,646 shares of Series C redeemable convertible preferred stock from Lepu Holdings Limited at a purchase price of $0.9073 per share for an aggregate purchase price of $3,187,023.72 (the "July 2023 Longitude Secondary Transaction"). Jue Pu, a former director of the Issuer, was an affiliate of Lepu Holdings Limited at the time of the July 2023 Longitude Secondary Transaction.

In August 2023, LPF entered into a stock transfer agreement with an entity affiliated with a holder of the Issuer's capital stock pursuant to which LPF sold 1,756,323 shares of Series C redeemable convertible preferred stock at a sale price of $0.9073 per share for an aggregate sale price of $1,593,511.86 (the "August 2023 Longitude Secondary Transaction"). In connection with the August 2023 Longitude Secondary Transaction and the July 2023 Longitude Secondary Transaction, the Issuer entered into stock transfer agreements with LPF and each counterparty.

In October 2023, Abundant Supply Global Limited, an entity affiliated with ORI Capital, a greater than 5% stockholder the Issuer, entered into stock transfer agreements with certain other holders of the Issuer's capital stock pursuant to which Abundant Supply Global Limited sold an aggregate of 27,190,800 shares of Series C redeemable convertible preferred stock at a purchase price of $1.2872 per share for an aggregate purchase price of $34,999,997.84. In connection with these transactions, LPF purchased 3,107,520 shares of Series C redeemable convertible preferred stock from Abundant Supply Global Limited for an aggregate purchase price of approximately $4 million.

On January 29, 2024, effective upon the closing of the Issuer's initial public offering of its Common Stock (the "Offering"), each series of the Issuer's preferred stock automatically converted into shares of the Issuer's Common Stock on a one-for-9.535 basis for no consideration.

All shares of the capital stock of the Issuer purchased by LVPIV and LPF have been purchased using investment funds provided to LVPIV and LPF by its limited partner and general partner investors. Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

In addition, Brian Liu, a managing director at LCM, serves on the board of directors of the Issuer. In such capacity, Mr. Liu, as well as other representatives of LCM or the Reporting Entities, expect to engage in communications from time to time with one or more shareholders, officers or members of the Issuer, including discussions regarding the Issuer's operations and strategic direction and ideas that, if effected, could result in, among other things, any of the matters identified in Item 4(a)-(j) of Schedule 13D.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve their right, based on all relevant factors and subject to applicable law, at any time or from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in Items 4(a)-(j) of Schedule 13D) or formulate and implements plans or proposals with respect to any of the foregoing.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See Items 7-11 of the cover pages of this Statement and Item 2(a) above. LVPIV is the record owner of 3,190,463 shares of Common Stock (the LVPIV Shares) and LPF is the record owner of 1,471,805 shares of Common Stock (the LPF Shares). As general partner of LVPIV, LCPIV may be deemed to beneficially own the LVPIV Shares. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIV and may be deemed to share voting, investment and dispositive power with respect to the LVPIV Shares. As general partner of LPF, LPP may be deemed to beneficially own the LPF Shares. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LPP and may be deemed to share voting, investment and dispositive power with respect to the LPF Shares.

* Except to the extent of his, hers, or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.

Longitude Capital Management Co. LLC ("LCM"), the investment advisor of LVPIV and LPF, and Seven Fleet Advisors LLC (together with its affiliates, "Seven Fleet") have instituted policies and procedures that may affect the acquisition, holding and disposition of securities held by Seven Fleet. As a result of such policies and procedures, the Reporting Persons and Seven Fleet may be deemed to be members of a group within the meaning of Section 13(d)(3) of the Exchange Act.

As of the date hereof, based on information provided by or on behalf of Seven Fleet, Seven Fleet may be deemed to be the beneficial owner of 1,515,151 shares of Common Stock, constituting 1.9% of the number of shares of Common Stock outstanding (based on 77,762,732 shares of Common Stock outstanding, consisting of (i) 76,247,581 shares of Common Stock outstanding as of August 6, 2025, as reported by the Issuer in the Form 10-Q, plus (ii) 1,515,151 Shares purchased by Seven Fleet September 11, 2025). Notwithstanding such policies and procedures, the Reporting Persons expressly disclaim such group membership and beneficial ownership over any Common Stock that they may be deemed to beneficially own by reason of such policies and procedures. This Schedule 13D shall not be deemed an admission that the Reporting Persons are members of a group for purposes of Section 13 of the Exchange Act or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 of the cover pages of this Statement and Item 2(a) and Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Under certain circumstances set forth in the limited partnership agreements of LVPIV and LPF, the general partner and limited partners of LVPIV and LPF, respectively, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Persons and certain of the Issuer's other investors entered into the Amended and Restated Investors' Rights Agreement, dated July 28, 2023 (the "Rights Agreement"). After the closing of the Offering, the stockholders party thereto are entitled to certain registration rights, including the right to demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing. The terms and provisions of the Rights Agreement are described more fully in the Issuer's Registration Statement on Form S-1 (File No. 333-276350) and declared effective by the Commission on January 24, 2024 (the "Registration Statement"), and the above summary is qualified by reference to such description and the full text of the Rights Agreement, which is filed as Exhibit 2 to this Statement and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement, dated September 18, 2025, by and among the Reporting Persons (filed herewith).
Exhibit 2: Amended and Restated Investors' Rights Agreement, dated July 28, 2023, by and among the Registrant and certain of its stockholders, (filed as Exhibit 4.2 to the Issuer's Registration Statement on Form S-1/A as filed with the Commission on January 23, 2024 (SEC File No. 333-276350) and incorporated herein by reference).

## Signatures
- Longitude Capital Partners IV, LLC: /s/ Cristiana Blauth Oliveira, Cristiana Blauth Oliveira, Authorized Signatory (09/18/2025)
- Longitude Venture Partners IV, L.P.: /s/ Cristiana Blauth Oliveira, Cristiana Blauth Oliveira, Authorized Signatory (09/18/2025)
- Longitude Prime Partners, LLC: /s/ Cristiana Blauth Oliveira, Cristiana Blauth Oliveira, Authorized Signatory (09/18/2025)
- Longitude Prime Fund, L.P.: /s/ Cristiana Blauth Oliveira, Cristiana Blauth Oliveira, Authorized Signatory (09/18/2025)
- Patrick G. Enright: /s/ Cristiana Blauth Oliveira, Cristiana Blauth Oliveira as attorney-in-fact for Patrick G. Enright (09/18/2025)
- Juliet Tammenoms Bakker: /s/ Cristiana Blauth Oliveira, Cristiana Blauth Oliveira as attorney-in-fact for Juliet Tammenoms Bakker (09/18/2025)